UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Final Amendment to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

ACCENTURE SCA

(Name of Subject Company (issuer))

ACCENTURE SCA

ACCENTURE INTERNATIONAL SARL
(Names of Filing Persons (offerors))

CLASS I COMMON SHARES,

PAR VALUE €1.25 PER SHARE
(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Douglas G. Scrivner

Accenture
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$649,999,993.50	$69,550.00

*	Determined pursuant to Rule 0-11(b)(1)of the Securities Exchange Act of 1934, assuming that an aggregate of 26,262,626 Class I common shares are redeemed or purchased at the maximum tender offer price of $24.75 per share.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$69,550.00	Filing Party:	Accenture SCA

			Accenture International SARL

Form or Registration No.:	TO-I	Date Filed:	September 11, 2006

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

☑     Check the following box if the filing is a final amendment reporting the results of the tender offer.

      This Final Amendment amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated September 11, 2006, as amended by Amendment No. 1 on September 27, 2006, and the accompanying shareholder instructions and master signature page (which together constitute the “offer” and which have previously been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO) up to an aggregate of 26,262,626 Class I common shares of Accenture SCA, par value €1.25 per share, at a price not greater than $24.75 per share nor less than $22.50 per share, in cash.

Item 4. Terms of the Transaction.

      Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

      The tender offer expired at 12:00 midnight, New York City time, on Friday, October 6, 2006, and has not been extended. 7,538,172 Class I common shares were properly tendered and not withdrawn. Pursuant to the offer to redeem by Accenture SCA and the offer to purchase by Accenture International SARL, Accenture SCA will redeem and Accenture International SARL will purchase an aggregate of 7,538,172 Class I common shares at a redemption or purchase price of $24.75 per share.

SIGNATURE

      After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/s/ MICHAEL E. HUGHES

Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

/s/ MICHAEL E. HUGHES

Name: Michael E. Hughes
Title: Manager

Dated: October 11, 2006